

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

20 February 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED
MAR 14 2006
THOMSON FINANCIAL

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg




SembCorp
Industries


Co Regn No: 1998022418D

February 20, 2006

Statement by SembCorp Industries on Report by Financial Review

SembCorp Industries refers to the report by Australian newspaper Financial Review on February 20, 2006.

The Company wishes to inform its shareholders that it continually reviews strategic options to enhance its shareholder value. In the course of such review, the Company from time to time receives expressions of interest for its majority shareholding in SembCorp Logistics Ltd. Such expressions of interest however, do not amount to an offer capable of acceptance and no such offer has been received by the Company to date.

Shareholders are advised to refrain from taking any action in respect of their shares in the Company which may be prejudicial to their interest, and to exercise caution when dealing in the shares of the Company. An announcement will be issued by the Company in the event that there are any material developments.

For Press and Analysts, please contact:

April LEE, Ms
Vice President
Group Corporate Relations
Tel: +6567233160
Email: april.lee@sembcorp.com.sg